EXHIBIT 99.40

                                 PRESS RELEASE


                 BANRO FILES PERMITS FOR STRATEGIC GROUND IN DRC


Toronto, Canada, December 17, 2003 - Banro Corporation (the "Company") (TSX Venture symbol - "YBE") announces it has filed prospecting research permits or PR's for approximately 8,400 square kilometres contiguous to and encompassing the Company's Twangiza, Kamituga, Lugushwa and Namoya concessions in the Democratic Republic of the Congo (the "DRC").

The filing of these PR's under the new Mining Code will enable the Company to control the entire Twangiza-Namoya gold belt stretching 220 kilometres in length and an average of 50 kilometres in width with a total surface area of approximately 11,000 square kilometres or 4,200 square miles. The decision to acquire these strategic areas was based on a review of the Company's extensive historical library of Congolese geological data stored at its Johannesburg facilities.

The Company expects to receive formal title to these PR's shortly.

"Since the implementation of the Transitional Government and the new Mining Code, there is a major resurgence in mining interest evidenced by the activity at the 'Cadastre Minier Central', the mines registration office", said Arnold Kondrat, Exec. VP., "I believe we are at a watershed moment in the history of the DRC and the rush to acquire exploration permits is a reflection of that", he added.

For further information visit our website at www.banro.com or contact:

Arnold T. Kondrat
Executive Vice President
Tel: (416) 366-2221


Banro is a Canadian-based gold exploration company focused on the exploration of its wholly-owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.